Exhibit 99.173

The acquisition of Upton Resources Inc. was not a “significant” acquisition (within the meaning of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended) at a 30% significance level, so a separate reconciliation of the included Upton financial statements was not required.